[redacted]

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2011
WASH. D.C.
189

SECURITIES 11019743 N

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65473

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/10** (MM/DD/YY) AND ENDING **12/31/10** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BTIG, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

450 Sansome Street 16th Floor
(No. and street)

San Francisco	**CA**	**94111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian K Endres **415-248-2200**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

50 Fremont Street	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian K Endres , affirm (or swear) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to BTIG, LLC as of and for the year ended December 31, 2010, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature ______________________

Date 2/25/2011

Title CFO

Signature ______________________
Notary Public

State of California
County of San Francisco
Subscribed and sworn to (or affirmed) before me on this 25 day of February, 20 11
by Brian K. Endres,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.
Signature ______________ (Seal)

ISABELLE M. MARQUET
COMM. #1855710
Notary Public - California
San Francisco County
My Comm. Expires Jun. 26, 2013

BTIG, LLC

(SEC. I.D. No. 8-65473)

Statement of Financial Condition
as of December 31, 2010, and
Independent Auditors' Report and
Supplemental Report on Internal Control

PUBLIC DOCUMENT

(Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934)

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Members of BTIG, LLC:

We have audited the accompanying statement of financial condition of BTIG, LLC (the "Company") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of BTIG, LLC at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2011

BTIG, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010

ASSETS

CASH AND CASH EQUIVALENTS	$ 12,794,723
CASH SEGREGATED UNDER FEDERAL OR OTHER REGULATIONS	5,948,349
SECURITIES OWNED — At fair value	16,976,737
RECEIVABLES FROM CLEARING BROKERS — Including clearing deposits of $1,750,000	26,588,398
RECEIVABLES FROM OTHER BROKER-DEALERS	4,929,317
RECEIVABLES FROM PARENT, AFFILIATES AND EMPLOYEES	17,269,004
OTHER ASSETS	3,222,214
TOTAL	$ 87,728,742

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:	
Securities sold not yet purchased — at fair value	$ 16,438,418
Accrued commissions	7,071,993
Accrued compensation and benefits	11,797,968
Accrued floor brokerage, exchange, execution, and clearance fees	841,042
Payable to customers	572,567
Accounts payable and other accrued expenses	7,843,265
Total liabilities	44,565,253
MEMBERS' EQUITY	43,163,489
TOTAL	$ 87,728,742

See notes to statement of financial condition.

1. NATURE OF BUSINESS

BTIG, LLC (the "Company") is owned by Condor Trading, LP (the "Parent") and Goldman Sachs Group, Inc. The Company received approval to operate and conduct business as a broker-dealer in December 2002, and is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist primarily of providing professional money managers and institutions with trading and order execution services, ECN services, outsource trading, and prime brokerage.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The Statement of Financial Condition is expressed in United States dollars and has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Management has evaluated subsequent events through the date the financial statements were available to be issued.

Use of Estimates — The preparation of the Company's Statement of Financial Condition in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Statement of Financial Condition. Actual amounts could differ from those estimates and these differences could be material.

Cash and Cash Equivalents — The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.

Cash Segregated under Federal or Other Regulations — At December 31, 2010, the Company had maintained a cash balance of approximately $5,848,000 in a reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Securities Owned and Securities Sold, but not yet Purchased — Securities owned and securities sold, but not yet purchased are recorded on a trade-date basis and are carried at fair value.

Receivable From/Payable to Clearing Brokers — Securities transactions are executed through other broker-dealers on a fully-disclosed basis. The amounts receivable from and payable to the clearing brokers relate to such transactions.

Translation of Foreign Currency — Purchases and sales of investments that are denominated in foreign currencies, are translated into United States dollar amounts on the transaction date.

Fair Value of Financial Instruments — Securities owned, securities sold, but not yet purchased, and other investments are recorded at fair value. The Company's other financial instruments, including cash and cash equivalents, receivable from and payable to clearing brokers and certain other assets, are recorded at their cost or contract amount, which is considered by management to approximate their fair value as they are short-term in nature and are subject to frequent repricing.

Income Taxes — As a limited liability company that is treated as a partnership for income tax purposes, the Company is not directly liable for income taxes.

3. FAIR VALUE OF ASSETS AND LIABILITIES

FASB authoritative guidance defines fair value as the price that would be received to sell an asset or the price paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. Authoritative literature also establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are based on market pricing data obtained from sources independent of the Company. A quoted price in an active market provides the most reliable evidence of fair value and is generally used to measure fair value whenever available. Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. Where inputs used to measure fair value of an asset or liability are from different levels of the hierarchy, the asset or liability is categorized based on the lowest level input that is significant to the fair value measurement in its entity. Assessing the significance of a particular input requires judgment. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

Level 1 — Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Investments in this category included active exchange-traded money market funds and listed equities. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment. The Company did not transfer any assets or liabilities between level 1 and level 2 during 2010.

Level 2 — Valuations based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Valuation Techniques — The Company values investments in securities owned and securities sold but not yet purchased that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

For investment securities categorized as Level 2, the Company uses prices obtained from independent third-party pricing services to measure fair value. Prices received from the pricing services are validated using various methods including comparison to prices received from additional pricing services, comparison to available quoted market prices and review of other relevant market data including implied yields of major categories of securities. In general, these quoted prices are derived from active markets for identical assets or liabilities. The Company does not adjust the prices received from third-party pricing services unless such prices are inconsistent with the definition of fair value and result in a material difference in the recorded amounts. At December 31, 2010, the Company did not adjust prices received from the pricing services.

Assets and Liabilities Recorded at Fair Value — The Company's assets and liabilities recorded at fair value include securities owned, and securities sold, but not yet purchased. These assets and liabilities are

categorized as Level 1 and Level 2 based upon the fair value hierarchy. There were no securities classified as Level 3 at December 31, 2010. Additionally, there were no securities transferred in or out of Level 3 during 2010.

The following table as of December 31, 2010, summarizes the valuation of the Company's investments by the fair value hierarchy levels:

	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Assets— securities owned:				
Equity securities	$ 14,849,018	$ 12,115,853	$ 2,733,165	$ -
Corporate bonds	2,127,719		2,127,719	
Total assets	$ 16,976,737	$ 12,115,853	$ 4,860,884	$
Liabilities — securities sold not yet purchased:				
Equity securities	$(14,754,018)	$(12,581,673)	$(2,172,345)	$ -
Corporate bonds	(1,684,400)		(1,684,400)	
Total liabilities	$(16,438,418)	$(12,581,673)	$(3,856,745)	$

4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company has elected to use the alternative method to compute net capital as permitted by the Rule. At December 31, 2010, the Company's minimum net capital requirement, pursuant to the requirements for market makers, was $305,500. The Rule also requires the Company to notify and sometimes obtain approval from the SEC and FINRA for significant withdrawals of capital or loans to affiliates. At December 31, 2010, the Company's net capital was $19,747,140 which was $19,441,640 in excess of its minimum requirement.

5. RECEIVABLES FROM AND DEPOSITS WITH CLEARING BROKERS

Receivables from the clearing brokers, Goldman Sachs Execution and Clearing L.P. and Pershing LLC, ("Clearing Brokers"), are pursuant to clearance agreements in effect. At December 31, 2010, the Company's receivables from the Clearing Brokers were approximately $22,601,000, and $3,988,000, respectively, of which approximately $1,500,000, and $250,000, respectively, are maintained as clearing deposits.

6. RECEIVABLES FROM OTHER BROKER-DEALERS

Receivables from other broker-dealers are stated net of allowance for doubtful accounts of $475,000 at December 31, 2010. Receivables from other broker-dealers consist primarily of commissions owed to the Company from agency option trading transactions done on behalf of the Company's customers.

7. FINANCIAL INSTRUMENTS SUBJECT TO OFF-BALANCE SHEET RISK, CREDIT RISK, OR MARKET RISK

Pursuant to clearance agreements, the Company introduces all of its securities transactions to Clearing Brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the Clearing Brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the Clearing Brokers for losses, if any, which the Clearing Brokers may sustain from carrying security positions or conducting securities transactions introduced by the Company.

In the normal course of its business, the Company's customer activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In addition to the Clearing Brokers, the Company is exposed to credit risk from other brokers, dealers, and financial institutions with which it transacts business, in the event, that, and to the extent that, such counterparties do not fulfill their obligations. The Company seeks to control credit risk by following an established credit approval process and monitoring credit limits with counterparties.

The Company's trading activities include providing brokerage services to customers. To facilitate these customer transactions, the Company purchases proprietary securities positions ("long positions") in equity and fixed income securities. The Company also enters into transactions to sell securities not yet purchased ("short positions"), which are recorded as liabilities on the Statement of Financial Condition. The Company is exposed to market risk on these long positions and short positions as a result of decreases in market value of long positions and increases in market value of short positions. Short positions create a liability to purchase the security in the market at prevailing prices. Such transactions result in off-balance sheet market risk as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recorded in the Statement of Financial Condition. To mitigate the risk of losses, these securities positions are marked to market daily and are monitored by management. The associated interest rate risk of these securities is not deemed material to the Company.

8. SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED

	At Fair Value	
	Securities Owned	Securities Sold, But Not Yet Purchased
Equity securities	$ 14,849,018	$ 14,754,018
Corporate bonds	2,127,719	1,684,400
Total, at December 31, 2010	$ 16,976,737	$ 16,438,418

9. CONCENTRATION OF CREDIT RISK

The majority of the Company's cash and cash equivalents are held at a single financial institution in both money market and non-interest bearing accounts. These balances are insured by the Federal Deposit

Insurance Corporation up to $250,000. The Company also maintains balances with its Clearing Brokers as disclosed in Note 5. The Company's management does not believe the credit risk associated with its cash and cash equivalents and receivables from Clearing Brokers is significant due to the financial stability of such financial institutions.

10. RELATED-PARTY TRANSACTIONS

In 2009, the Company entered into a revolving line of credit with the Parent which allows the Parent to borrow amounts up to $10 million from the Company. In accordance with applicable regulatory requirements, no borrowing can occur that would cause the Company to be in violation of its minimum net capital requirement. The Parent pays the Company interest based on the London InterBank Offered Rate. As of December 31, 2010, approximately $9,986,000 was outstanding under the line of credit and is included in Receivable from Parent, affiliates and employees. From time to time, the Company also purchases fixed assets or pays operating expenses on behalf of the Parent. Included in Receivable from Parent, affiliates and employees is $4,152,000 receivable for such amounts at December 31, 2010. Pursuant to an expense sharing agreement (the "Services Agreement") dated April 16, 2008, between the Company and the Parent, the Company is charged for the use of furniture, equipment, and leasehold improvements owned by the Parent. Amounts that are due to and due from the Parent related to the Services Agreement are settled by offsetting such amounts in the Company's intercompany account with the Parent in receivable from parent and affiliates in the Statement of Financial Condition.

From time to time, the Company makes loans to key employees. Total employee loans outstanding at December 31, 2010 is $3,121,000. These loans bear interest and mature at various dates. Included in this balance are promissory loans that will be forgiven, together with accrued interest as long as the employees continue to render services to the Company.

The Company provides trade execution services for securities traded in the United States to affiliated broker dealers that are located outside of the United States. In addition, the Company receives trade execution services for securities traded outside of the United States from the affiliated broker-dealers located outside of the United States. Included in accounts payable and other accrued expenses is approximately $306,000 due to affiliated broker-dealers for trade execution services.

As disclosed in Note 5, one of the Company's clearing brokers, Goldman Sachs Execution and Clearing LP, is an affiliate of one of the Company's members, Goldman Sachs Group, Inc.

11. COMMITMENTS AND CONTINGENT LIABILITIES

The nature of the Company's business subjects it to claims, lawsuits, regulatory examinations, and other proceedings in the ordinary course of business. As of December 31, 2010, there were no unasserted claims or assessments that management is aware of or that legal counsel has advised are probable of assertion and which must be disclosed. In the opinion of management, the ultimate outcome of all matters will not have a material impact on the Company's financial condition.

12. LEASE COMMITMENTS

The Company has lease agreements for San Francisco, New York, Dallas, Boston, Chicago, Red Bank, Norwalk, Los Angeles, Orinda, and Greenwich under non-cancelable operating lease agreements. The last of these leases expire in April 2019. The aggregate future minimum annual rental payments for office space under these lease agreements for the five years subsequent to December 31, 2010, are as follows:

Years Ending December 31	
2011	$ 2,831,398
2012	2,549,690
2013	2,375,847
2014	2,128,362
2015	1,979,974
Thereafter	6,597,432
	$ 18,462,703

* * * * * *

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

February 25, 2011

BTIG, LLC
San Francisco, California

In planning and performing our audit of the financial statements of BTIG, LLC (the "Company") as of and for the year ended December 31, 2010 (on which we issued our report dated February 25, 2011 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or

combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Deloitte.

SEC MAIL PROCESSING
RECEIVED
MAR 01 2011
WASH, DC
189
SECTION

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Members of BTIG, LLC
450 Sansome Street
San Francisco, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by BTIG, LLC ("The Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 25, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended ____________, 20___
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065473 FINRA DEC
BTIG LLC 11*11
ATTN: BRIAN ENDRES
450 SANSOME ST 16TH FL
SAN FRANCISCO CA 94111-3306

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 599,820

B. Less payment made with SIPC-6 filed (exclude interest) (321,454.78)
7/30/2010
Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) 278,366

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $______

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 278,366

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BTIG LLC
(Name of Corporation, Partnership or other organization)

Brian K Endres
(Authorized Signature)

CFO
(Title)

Dated the 22 day of February, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2010
and ending December 31, 2010
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 282,978,864
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		534,568
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		86,164
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		37,122,938
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		276,930
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 5,030,151	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 2,100,602	
Enter the greater of line (i) or (ii)		5030,151
Total deductions		42,516,183
2d. SIPC Net Operating Revenues		$ 239,928,113
2e. General Assessment @ .0025		$ 599,820

(to page 1, line 2.A.)